Allakos Inc.

825 Industrial Road, Suite 500

San Carlos, California 94070

May 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Allakos Inc.
Registration Statement on Form S-3
Initially Filed May 19, 2022
File No. 333-265085

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Allakos Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 so that it will become effective at 4:05 p.m., Eastern Time, on May 31, 2022, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Please contact William B. Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Brentani by telephone when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

ALLAKOS Inc.

By:	/s/ H. Baird Radford, III
Name: H. Baird Radford, III
Title: Chief Financial Officer